

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2020

Matthias Jaffé
Chief Financial Officer
LogicBio Therapeutics, Inc.
65 Hayden Avenue, 2nd Floor
Lexington, Massachusetts 02421

> **Re: LogicBio Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 16, 2020**
> **File No. 001-38707**

Dear Mr. Jaffé:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences